

Mail Stop 3030

June 26, 2017

Via Email
Anish Bhatnagar, M.D.
Chief Executive Officer
Soleno Therapeutics, Inc.
1235 Radio Road, Suite 110
Redwood City, CA 94065

Re: **Soleno Therapeutics, Inc.**
Amendment No. 1 to Registration Statement on Form S-1
Filed June 13, 2017
File No. 333-217420

Dear Dr. Bhatnagar:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 16, 2017 letter.

We might not be able to maintain the listing . . ., page 40

1. Revise to update the disclosures in the paragraph beginning at the bottom of this page and in the full risk factor on page 43.

Selling Stockholders, page 115

2. Tell us what definition of ownership you used to determine the information added in response to prior comment 2. Your disclosure in the last paragraph on page 7 indicates that some of the shares that you disclose as owned by the selling stockholders might never be issued. We also note that your disclosure of ownership amounts on pages 101 and 116 differ.

Financial Statements

3. Revise to update your financial statements as required by Rule 8-08 of Regulation S-X.

Unaudited Pro Forma Condensed Combined Financial Statements, page F-43

4. In your response to prior comment 5 you indicated that you revised the related disclosures in the registration statement to more accurately state that the company calculated the fair value. However, we note that no changes have been made and the disclosure on page F-43 continues to refer to an independent valuation. Please revise to address our prior comment.

5. We note your response to prior comment 7. Revise to disclose more details of why you believe the DCCR Portfolio has alternative future use and the specific possible alternative uses. You should also describe the status of your PWS treatment project and its connection, if any, with your future R&D projects. Refer to ASC 730-10-25-2(c).

6. We note your response to prior comment 8. Explain to us in more detail how you applied the guidance in ASC 805-50-30-2 related to all contingent consideration for this transaction and your basis for recording these amounts prior to when the contingency is resolved or becomes payable.

You may contact Li Xiao at (202) 551-4391 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Elton Satusky, Esq.
Wilson Sonsini Goodrich & Rosati